EXHIBIT 5(a).1
Opinion of Counsel
January 23, 2007
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Sir/Madam:
     Reference is made to the Post Effective Amendment No. 1 to Registration Statement No. 333-129496 on Form S-8 being filed by you with the Securities and Exchange Commission, relating to ten million (10,000,000) shares of E. I. du Pont de Nemours and Company (hereinafter called “the Company”) $0.30 par value Common Stock (“Common Stock”). It is my opinion that:
(a)	the Company is duly organized and existing under the laws of the State of Delaware; and

(b)	all shares of Common Stock so registered are or will when sold, be legally issued, fully paid and non-assessable.
     I hereby consent to the use of this opinion in connection with the above-mentioned amendment..

Very truly yours,
/s/ Stacey J. Mobley
Stacey J. Mobley
Senior Vice President and Chief Administrative Officer and General Counsel